January 9, 2006
VIA FACSIMILE 202-772-9205
Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
RE:	XO Communications, Inc. Form 10-K For the Fiscal Year ended December 31, 2004, filed March 18, 2005 Form 10-Q For the quarter ended September 30, 2005, filed November 9, 2005 File No. 0-30900
Dear Mr. Spirgel:
     Reference is made to your letter, dated December 22, 2005, regarding comments by the Staff of the Securities and Exchange Commission with respect to the above-mentioned filings of XO Communications, Inc. This letter responds to the comment set forth in your letter. For ease of reference, the comment and the corresponding response has been set forth below.
Form 10-K for the year ended December 31, 2004
Note 10 — Convertible Preferred Stock
1.	Tell us how you concluded that the conversion feature in your convertible preferred stock does not meet the definition of an embedded derivative under SFAS 133 and EITF 00-19.

Response:

We evaluated the conversion feature in our convertible preferred stock under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF Abstracts Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) and concluded that the conversion feature meets the exception in paragraph 11(a) of SFAS 133. Accordingly, the conversion feature was not accounted for as a separate embedded derivative. The following analysis supports our conclusion.

Summary of terms of preferred stock agreement:

On August 6, 2004, XO completed a private placement of 4.0 million shares of its 6% Class A Convertible Preferred Stock (the “Preferred Stock Offering”) for net proceeds of $199.4 million. Affiliates of Mr. Icahn purchased 95% of the preferred shares sold in the Preferred Stock

Offering, and an affiliate of Amalgamated Gadget, L.P., holder of approximately 8% of XO’s outstanding common stock, purchased the remaining five percent.

The Class A Convertible Preferred Stock is governed by the following three agreements:
•	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the 6% Class A Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof, as amended.

•	Registration Rights Agreement dated as of August 5, 2004.

•	Stock Purchase Agreement dated as of August 5, 2004.
The Class A Preferred Stock ranks senior to the Company’s common stock. Holders of the Class A Preferred Stock are not entitled to receive annual dividends, however, the liquidation preference of the Class A Preferred Stock automatically increases at a rate of 1.5% each quarter through the maturity date, January 15, 2010. The Company is required to redeem the then-outstanding shares of Class A Preferred Stock on the maturity date at 100% of their aggregate liquidation preference, including compounded accretion through that date, unless earlier redeemed or converted into common stock. If all of the shares of Class A Preferred Stock were to remain outstanding on the maturity date, and assuming the accretion of all the required increases to the liquidation preference thereof, holders of the Class A Preferred Stock would be entitled to 59,868,561 shares of common stock and would have an aggregate liquidation preference of approximately $276.6 million. The shares of Class A Preferred Stock are convertible into common stock based on a share price of $4.62, a premium of approximately 20% above the trading price of the common stock on the closing date of the Preferred Stock Offering. The Company may also, at its sole option, redeem the Class A Preferred Stock at any time after the third anniversary of the issue date of such shares if the average market price of the Company’s common stock for the 20 days prior to such redemption is equal to or greater than 250% of the conversion price of the Class A Preferred Stock. Each holder of the Class A Preferred Stock is entitled to one vote for each share of common stock issuable upon the conversion of the shares of Class A Preferred Stock as of the record date for such stockholders vote. Both the conversion ratio and the voting power of each share of Class A Preferred Stock will be automatically increased each quarter as the liquidation preference increases at the rate of 1.5% each quarter. The holders of Class A Preferred Stock also have anti-dilution protection in the event that the Company issues shares of common stock at a price below the then-prevailing market price of the Company’s common stock.

Considerations of whether the conversion feature in the convertible preferred stock meets the definition of an embedded derivative under SFAS 133 and EITF 00-19

Analysis of SFAS 133, paragraph 12

SFAS 133 (amended), paragraph 12, defines when certain instruments that do not in their entirety meet the definition of a derivative instrument may contain embedded derivative instruments. An embedded instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to SFAS 133 if all of the following criteria are met:

Paragraph 12(a):

The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

As discussed above, the preferred stock (“the Host”) contains a mandatory redemption feature. Paragraph 61(l) of SFAS 133 states that preferred stock with a mandatory redemption feature is more akin to debt than equity. Accordingly we concluded that our class A preferred stock is more akin to debt than equity. The value of the conversion feature (“Derivative”) fluctuates based on fluctuations in the value of the underlying common stock into which the preferred stock is convertible. Consequently, the Host and the Derivative are not clearly and closely related. Paragraph 12(a) is thus met.

Paragraph 12(b):

The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

The convertible preferred stock is not otherwise required to be accounted for at market value, therefore paragraph 12(b) is met.

Paragraph 12(c):

A separate instrument with the same terms as the embedded instrument would, pursuant to paragraphs 6-11 of SFAS 133, be a derivative instrument subject to the requirements of this statement.

Paragraph 11(a) of SFAS 133 provides that the Company would not consider contracts issued or held by it that are both 1) indexed to its own stock and 2) classified in shareholders equity in its statement of financial position as derivatives for the purposes of SFAS133.

The conversion feature is indexed to the Company’s stock and accordingly criterion 1 of paragraph 11(a) is met. In order to evaluate criterion 2, we evaluated the requirements of EITF 00-19 as follows:

According to EITF 00-19, equity instruments include “contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity.” In addition, in order to be classified as equity, all of the following conditions must be met:

•	The contract permits the company to settle in unregistered shares:

The terms of the preferred stock agreements allow settlement in unregistered shares. Section 3(b) of the Stock Purchase Agreement specifically provides for the issuance of unregistered shares as follows:

3(b) Restricted Securities. Such Purchaser understands that (i) the Convertible Preferred Stock and the Shares have not been registered under the Securities Act or any state securities laws by reason of their issuance by the Company in a transaction exempt from the registration requirements thereof and (ii) the Convertible Preferred Stock and any Shares issued upon conversion thereof may not be sold or otherwise disposed of unless such sale or disposition is registered under the Securities Act and applicable state securities laws or such sale or other disposition is exempt from registration thereunder.
Under the terms of the Registration Rights Agreement, the Company has an obligation to file a registration statement under the 1933 Act if requested by the investors to do so. However, as stated in paragraph 2.1(a) of the Registration Rights Agreement reproduced below, the Company is only required to use its “reasonable best efforts” to effect the registration statement. There is no economic penalty should the Company be unable to successfully complete a registration. Further, the Company has not had a failed registration statement as discussed in paragraph 14 of EITF 00-19. Accordingly, the Company concluded that delivery of unregistered shares is within its control and therefore this criterion is met.
2.1(a) Effect the Registration. The Company shall, if requested to do so by any holder of shares of Convertible Preferred Stock, file for the registration under the Securities Act of all or part of the Registrable Securities as hereinafter provided. The Company shall use its reasonable best efforts to effect the registration under the Securities Act (including by means of a shelf registration pursuant to Rule 415 under the Securities Act if the Company is then eligible to use such a registration) of the Registrable Securities as expeditiously as possible (but in any event within 180 days of such request).
•	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding:

The Company has sufficient authorized and unissued shares and thus this criterion is met. As of August 2004, the Company had 1 billion shares authorized and 181 million shares issued. The Company also had 23.7 million outstanding common stock warrants and 9.5 million employee stock options. The Company therefore had authorized unissued shares well in excess of the number of shares required to settle the class A convertible preferred stock (42.3 million shares at issuance/ 59.9 million shares at liquidation). The Company has maintained sufficient available authorized unissued shares since issuance of the convertible preferred stock.

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement:

This requirement is met as the number of shares to be issued is limited to the liquidation value divided by the conversion price of $4.62 per share.

•	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC:

The preferred stock agreements do not contain a cash payment clause for untimely SEC filing and thus this criterion is met.

•	There are no cash settled “top-off” or “make-whole” provisions:

The preferred stock agreements do not contain any top off or make-whole provisions and thus this criterion is met.

•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares:

This criterion is not applicable to the Company as the contract does not permit net-cash settlement.

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract:

The holders of the common shares acquired upon exercise of the conversion feature do not have rights that rank higher than other common shareholders. Section K(iii) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the 6% Class A Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof, as amended states:
K(iii) Any shares of Common Stock issued upon conversion of the 6% Class A Convertible Preferred Stock shall be duly authorized, validly issued and fully paid and nonassessable and shall rank pari passu with the other shares of Common Stock outstanding from time to time.
Accordingly, this criterion is met.

•	There is no requirement in the contract to post collateral at any point or for any reason:

The preferred stock agreements do not contain any clauses regarding posting of collateral and accordingly this criterion is met.
Considering these points, it appears that the conversion feature meets the criteria for equity classification based upon an analysis of the factors listed above and thus criterion 2 of paragraph 11(a) is met. Consequently, the conversion feature meets the exception in paragraph 11(a) and therefore criterion 12(c) of SFAS 133 is not met.

Conclusion:

Paragraph 12 of SFAS 133 requires the criteria in all of paragraphs (a), (b) and (c) to be met. Although the criteria in paragraph 12(a) and (b) are met, the criteria in paragraph 12(c) have not been met because of the paragraph 11(a) exception. Accordingly, the criteria in paragraph 12 of SFAS 133 have not been met. Therefore, the conversion feature does not need to be bifurcated from the host contract and does not need to be accounted for as an embedded derivative.
Please contact me at 703-547-2972 if you have any further questions or comments concerning this letter. Thank you for your attention to this matter.
/s/ William Garrahan
William Garrahan
Senior Vice President and Acting Chief Financial Officer